Exhibit 19.1
OFS CREDIT COMPANY, INC.
INSIDER TRADING POLICY AND PROCEDURES
Purpose
This Insider Trading Policy and Procedures (the “Policy”) provides guidelines with respect to transactions in the securities of OFS Credit Company, Inc. (the “Company”) and the handling of confidential information about the Company and the companies in which the Company invests or with which the Company engages in transactions or does business. The Company’s board of directors has adopted the Policy to promote compliance with U.S. federal laws that prohibit certain persons who are aware of material nonpublic information (“MNPI”) about a company from (i) trading in securities of that company; or (ii) providing MNPI to other persons who may trade on the basis of that information.
Definition of Material Nonpublic Information
Information is considered “material” if a reasonable investor would consider that information important in deciding to buy, hold or sell securities. Any information that could be expected to affect a company’s stock price, whether it is positive or negative, should be considered material. Materiality is based on an assessment of all the facts and circumstances and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that would ordinarily be regarded as material are:
•Projections of future earnings or losses, or other earnings guidance;
•Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
•A pending or proposed merger, acquisition or tender offer;
•A pending or proposed acquisition or disposition of a significant asset;
•A pending or proposed joint venture;
•A Company restructuring;
•Significant related party transactions;
•A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
•Bank borrowings or other financing transactions out of the ordinary course;
•The establishment of a repurchase program for Company Securities (defined below);
•A change in management;
•A change in auditors or notification that the auditor's reports may no longer be relied upon;
•Pending or threatened significant litigation, or the resolution of such litigation;
•Impending bankruptcy or the existence of severe liquidity problems;
•A significant cybersecurity incident, such as a data breach, or any other significant disruption in the company's operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its headquarters or through its information technology infrastructure; or
•The imposition of an event-specific restriction on trading in Company Securities or the securities of another company or the extension or termination of such restriction.
Information that has not been disclosed to the public is generally considered to be nonpublic information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. Information is generally considered widely disseminated if it has been disclosed through the newswire services, a broadcast on widely available radio or television programs, publication in a widely available newspaper, magazine or news website, or public disclosure documents filed with the U.S. Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the Company’s employees, or if it is only available to a select group of analysts, brokers and institutional investors.

Once information is widely disseminated, it is still necessary to provide the investing public with sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed by the marketplace until after the second business day after the day on which the information is released. If, for example, the Company were to announce material information regarding the Company on a Monday, such information would not be deemed to be “fully absorbed” by the market until Wednesday. Trading in Company Securities would therefore be restricted until close of business on Wednesday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific MNPI about the Company. “Company Securities” are the Company’s securities, including the Company’s common stock, notes, or any other type of securities that the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants or options to purchase or sell any of the foregoing, as well as derivative securities that are not issued by the Company, such as exchange-traded put or call options or swaps related to Company Securities.
Statement of Policy
No Access Person (defined below) (or any other person designated by this Policy or by the Chief Compliance Officer (“CCO”) as subject to this Policy) who is aware of MNPI relating to the Company may, directly or indirectly, through Family Members (defined below) or other persons or entities:
1.Engage in transactions in Company Securities, except as otherwise specified in this Policy under the headings “Transactions Under Company Plans” and “Rule 10b5-1 Plans;”
2.Recommend that others engage in transactions in any Company Securities;
3.Disclose MNPI to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including, but not limited to, family, friends, business associates, investors and expert consulting firms, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
4.Assist anyone engaged in the above activities.
In addition, no Access Person (or any other person designated as subject to this Policy) who, in the course of working for the Company, learns of MNPI about a company (i) with which the Company does business, such as the Company’s vendors, customers and suppliers, or (ii) that is involved in a potential transaction or business relationship with the Company, may engage in transactions in the company’s securities until the information becomes public or no longer material.
Trading Window and Pre-Clearance of Trades of Company Securities
Subject to the pre-clearance and reporting requirements described below, employees of Orchard First Source Capital, Inc. and OFS CLO Management, LLC and their affiliates (collectively, “OFS”) and officers and directors of the Company (“Access Persons”) will generally be permitted to trade in Company Securities, except during the period commencing 15 calendar days prior to the end of each fiscal quarter through the day that is two business days after financial results for such fiscal quarter are announced publicly or during a time period in which the CCO, in consultation with the Disclosure Committee, has determined that Access Persons will have possession of MNPI. This period will be referred to as the “Trading Blackout Period.” Notwithstanding anything herein to the contrary, the CCO may, at any time, in consultation with the Company’s Chief Executive Officer or the Company’s board of directors, establish “black-out” periods during which no Access Person is permitted to buy, sell or otherwise trade in any Company Securities or the securities held in the Company’s portfolio.
Any purchase, sale, donation or bona fide gift (each a “Trade”) of Company Securities must be pre-cleared with the CCO. Further, any such proposed Trade must be completed within three business days from the date of approval. If the Trade is not executed within this three-day period, a new pre-clearance request must be made to the CCO (or a member of the Compliance Department).
The CCO (or a member of the Compliance Department) will (i) review and approve or decline the Trade request(s) within a reasonable period of time after receipt of such request(s); and (ii) retain a written record of all inquiries received and of the response given; and a copy of each response will be provided to the requestor. The failure of the CCO (or a member of the Compliance Department) to provide a response in a timely manner is not deemed to be an approval of such request.

Transactions by Family Members and Others
This Policy applies to each Access Person and the family members with whom they reside (including a spouse, child, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), and any family members that do not live in such Access Person’s household but whose transactions in Company Securities are directed by or subject to the influence or control of such Access Person (collectively, “Family Members”), and any entity with respect to which an Access Person exercises influence or control with respect to investment decisions (collectively, “Controlled Entities”). Such Access Persons are responsible for the transactions of their Family Members and Controlled Entities and should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for the Access Person’s own account. This Policy does not, however, apply to personal securities transactions of Family Members or Controlled Entities where the purchase or sale decision is made by a third party not controlled by, influenced by or related to such Access Person or his/her Family Members or Controlled Entities.
Transactions under Company Plans
This Policy does not apply in the case of the following transactions, except as specifically noted:
Dividend Reinvestment Plan. This Policy does not apply to purchases of Company Securities under the Company’s dividend reinvestment plan, resulting from an Access Person’s reinvestment of dividends paid on Company Securities. This Policy does apply, however, to voluntary purchases of Company Securities, resulting from additional contributions made to the dividend reinvestment plan, and any election to participate in the plan or increase the level of participation in the plan. This Policy also applies to an Access Person’s sale of any Company Securities purchased pursuant to the plan.
401(k) Plan. This Policy does not apply to purchases of Company Securities in OFS’ 401(k) plan, if available, resulting from an Access Person’s periodic contribution of money to the plan pursuant to such Access Person’s payroll deduction election. This Policy does apply, however, to certain elections made under the 401(k) plan, including: (i) an election to increase or decrease the percentage of periodic contributions that will be allocated to Company Securities; (ii) an election to make an intra-plan transfer of an existing account balance into or out of Company Securities; (iii) an election to borrow money against such Access Person’s 401(k) plan account if the loan will result in a liquidation of some or all of such Access Person’s Company Securities; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to Company Securities. Sales of Company Securities from a 401(k) account are also subject to Rule 144 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore affiliates should ensure that a Form 144 is filed when required.
Rule 10b5-1 Plans
Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense with respect to trading in securities of an issuer, an insider (such as an officer, director or employee) of the issuer must enter into a written plan for transactions in the issuer’s securities (which may be constituted by a series of separate contracts with different broker-dealers or other agents acting on behalf of the applicable person, so long as each such contract meets all of the requirements specified in the Rule) that meets certain requirements specified in the Rule (a “Rule 10b5-1 Plan”). If the plan meets the requirements of Rule 10b5-1, transactions in the securities covered by the plan may occur even when the person who has entered into the plan is aware of MNPI with respect to the applicable issuer or its securities.
10b5-1 Plan Procedures
Rule 10b5-1 Plans, covering transactions in the Company’s Securities, are limited to directors and officers of the Company. To comply with this Policy, a Rule 10b5-1 Plan entered into by a Company’s director or officer with respect to the Company Securities must be approved by the CCO. A Rule 10b5-1 Plan must be entered into at a time when the director or officer entering into the plan is not aware of MNPI. Once the Rule 10b5-1 Plan is adopted, the individual must not exercise any influence over the amount of Company Securities to be traded, the price at which they are to be traded or the date(s) of the trade(s), and the Rule 10b5-1 Plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party. The Rule 10b5-1 Plan must include a cooling-off period, which will be either (i) 90 days following adoption or modification of a Rule 10b5-1 Plan or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the Rule 10b5-1 Plan was adopted, whichever is later (but in any event, the required cooling off period is subject to a maximum of 120 days after adoption of the Rule 10b5-1 Plan). A director or officer may not enter into overlapping Rule

10b5-1 Plans with respect to Company Securities and may only enter into one single-trade Rule 10b5-1 Plan (i.e., one plan designed to effect the purchase/sale of the total amount of securities subject to the plan as a single transaction) with respect to Company Securities during any 12-month period. Two separate Rule 10b5-1 Plans for one person may exist at the same time if trading under the later-commencing plan is not authorized to begin until after a trade under the earlier-commencing plan is completed or expires without execution. Further, directors and officers must include a representation in their Rule 10b5-1 Plan by which they certify that, on the date of adoption of the plan, (i) they are not aware of any MNPI with respect to the Company; and (ii) they are adopting the plan in good faith and not a part of a plan or scheme to evade the prohibitions under Rule 10b-5.
The Company’s directors and officers must submit their Rule 10b5-1 Plan to the CCO for approval at least five business days prior to the entry into that Rule 10b5-1 Plan. Trades executed under any Rule 10b5-1 Plan must be timely disclosed on Forms 4 and 5.
For purposes of this Policy, any modification to an individual’s Rule 10b5-1 Plan that changes, or that results in a change to, the amount, price or timing of the purchase or sale of Company Securities under that plan will be treated as if the relevant individual is entering into a new Rule 10b5- 1 Plan and simultaneously terminating the existing plan, and will be subject to the requirements set forth in the preceding paragraphs.
Post-Termination Transactions
This Policy continues to apply to transactions in Company Securities after the termination of an Access Person’s service with OFS and/or the Company during a Trading Blackout Period. In addition, that individual may not engage in transactions in Company Securities until that Trading Blackout Period has expired and the individual is otherwise no longer in possession of MNPI with respect to the Company or Company Securities.
Consequences of Violations
The purchase or sale of securities while aware of MNPI, or the disclosure of MNPI to others, who then engage in transactions in Company Securities, is prohibited by the federal and state laws. Insider trading violations are pursued vigorously by the SEC, U.S. State Attorneys and state enforcement agencies, as well as enforcement agencies in foreign jurisdictions. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.
In addition, an individual’s failure to comply with this Policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. A violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.